ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-137902
Dated April 2, 2008



100% Principal Protection Barrier M-Notes
Linked to the S&P 500® Index

**20 Month Maturity ■ 22.0% – 25.0% Upside Barrier; 15.0% Downside Barrier ■
100% Principal Protection**

Indicative Terms & Conditions – April 2, 2008   **Offering Period: April 2, 2008 – April 24, 2008**

Summary Terms

Issuer
: Deutsche Bank AG, London Branch (Moody's Aa1, S&P AA). A credit rating is not a recommendation to buy, sell, or hold the Notes, and may be subject to revision or withdrawal at any time by the assigning rating agency. Any rating assigned to notes issued under Deutsche Bank AG's Global Notes Program, Series A does not enhance, affect or address the likely performance of the Notes other than the ability of the Issuer to meet its obligations.

Offering
: 100% Principal Protection Barrier M-Notes due December 29, 2009 (the "Notes")

Underwriter
: Deutsche Bank Securities Inc. (DBSI)

Denomination
: $1,000 per Note (minimum investment $1,000)

Underlying Index
: The S&P 500® Index (Bloomberg: SPX <INDEX>) (the "Index")

Term
: 20 months

Principal Protection
: 100% at maturity

Payment at Maturity (per $1,000)
: **If the Index never closes above the Upper Index Barrier or below the Lower Index Barrier** on any trading day during the Observation Period, at maturity investors will receive their principal *plus* an amount equal to their principal *multiplied* by the Absolute Index Return:

$1,000 + ($1,000 x Absolute Index Return)

If the Index closes either above the Upper Index Barrier or below the Lower Index Barrier on any trading day during the Observation Period, at maturity investors will receive their principal:

$1,000

Absolute Index Return
: Absolute value of:
$$\left(\frac{\text{Index Ending Level} - \text{Index Starting Level}}{\text{Index Starting Level}} \right)$$

Index Starting Level
: The closing level of the Index on the Trade Date

Index Ending Level
: The closing level of the Index on the Final Valuation Date

Observation Period
: The period of trading days on which there is no market disruption event with respect to the Index starting on, and including, the Trade Date and ending on, and including, the Final Valuation Date

Upside Barrier
: 22.0% to 25.0% (to be determined on the Trade Date)

Downside Barrier   : 15.0%

Upper Index Barrier : Index Starting Level x (1 + Upside Barrier)

Lower Index Barrier : Index Starting Level x (1 – Downside Barrier)



Listing	:	Unlisted – Indicative secondary pricing may be obtained on Bloomberg Page: DBUS <GO> or on the x-markets website at http://www.usxmarkets.db.com
Business Days	:	London and New York (subject to adjustment as provided in the related pricing supplement)
Reference Exchanges	:	The principal exchange, trading system or quotation system on which the Index, a constituent of the Index or any successor index or any futures or options contract or exchange traded fund related to the Index, as applicable is listed or quoted.
Form of Note	:	Global, Book Entry. The Notes will be represented by a single registered global note deposited with The Depository Trust Company
Comparable Yield	:	Determined on the Trade Date
Agents	:	Deutsche Bank Securities Inc. and Deutsche Bank Trust Company Americas
Discounts and Commissions	:	The Agents will receive and/or allow as a concession to other dealers discounts and commissions of 1.50% or $15.00 per $1,000 Note principal amount in connection with the sale of the Notes. The Agents may pay referral fees to other broker-dealers of up to 0.50% or $5.00 per $1,000 Note principal amount. Deutsche Bank Securities Inc. may pay custodial fees to other broker-dealers of up to 0.25% or $2.50 per $1,000 Note principal amount.
Selling Concession	:	1.50% or $15.00 per $1000 Note principal amount.
Security Codes	:	CUSIP: 2515A0 KQ 5 ISIN: US2515A0KQ57

Relevant Dates

Offering Period	:	April 2, 2008 – April 24, 2008 at 2:00 p.m. (EST)
Trade Date	:	April 24, 2008
Settlement Date	:	April 29, 2008
Final Valuation Date	:	December 23, 2009
Maturity	:	December 29, 2009
		In the event that the Issuer makes any change to the expected Trade Date and Settlement Date, the Final Valuation Date and the Maturity Date may be changed to ensure that the stated term of the Notes remains the same.



Barrier M-Notes Product Snapshot

Structure:

- **Underlying Index:**   S&P 500® Index
- **Maturity:**   December 29, 2009 (20 months)
- **Protection:**   100%
- **Upside Barrier:**   22.0% – 25.0%
- **Downside Barrier:**   15.0%
- **Upper Index Barrier:**   Index Starting Level x (1 + Upside Barrier)
- **Lower Index Barrier:**   Index Starting Level x (1 – Downside Barrier)
- **Absolute Index Return:**

$$\text{Absolute value of: } \left(\frac{\text{Index Ending Level} - \text{Index Starting Level}}{\text{Index Starting Level}} \right)$$

Positioning:

- Offers 100% principal protection. If the Underlying Index never closes above the Upper Index Barrier or below the Lower Index Barrier on any trading day during the Observation Period, at the Maturity Date investors will receive 100% of their principal amount plus a return equal to the Absolute Index Return up to a maximum return of 22.0% to 25.0% (to be determined on the Trade Date) if the index return is positive and 15.0% if the index return is negative, paid at maturity.

Best Case Scenario:

- Investors will receive their principal *plus* an amount equal to their principal *multiplied* by the Absolute Index Return, subject to the maximum return of 22.0% to 25.0% if the index return is positive and 15.0% if the index return is negative, paid at maturity.

Worst Case Scenario:

- Investors will receive the return of their principal only at maturity.

Risk Considerations:

- If the Underlying Index closes above the Upper Index Barrier or below the Lower Index Barrier on any trading day during the Observation Period, the Notes will return only your principal at maturity.
- You should be willing and able to hold your Notes to maturity. Principal protection is only valid at maturity.
- Return on the Notes is linked to the value of the Underlying Index.
- An investment in the Notes is subject to the credit of the Issuer.

Investing in the Notes involves a number of risks. See "Selected Risk Factors" in this product snapshot, "Selected Risk Considerations" in the accompanying term sheet and "Risk Factors" in the accompanying product supplement.



Hypothetical Scenario Analysis at Maturity:

- Hypothetical scenario analysis contained herein is not reflective of the reinvestment of dividends and does not reflect advisory fees, brokerage or other commissions, or any other expenses that an investor may incur in connection with the Notes.
- The scenarios below assume an Upside Barrier of 23.50% and an Initial Level of 1323.00. The actual Upside Barrier and Initial Level will be determined on the Trade Date.
- No representation is made that any trading strategy or account will, or is likely to, achieve similar returns to those shown below. Hypothetical results are neither an indicator nor guarantee of future returns. Actual results will vary, perhaps materially, from the analysis.

SPX Index	Scenario 1	Scenario 2	Scenario 3	Scenario 4
Initial Level	1323.00	1323.00	1323.00	1323.00
Highest Level	1508.22	1786.05	1389.15	1389.15
% Return	14.00%	35.00%	5.00%	5.00%
Lowest Level	1256.85	1256.85	1164.24	859.95
% Return	-5.00%	-5.00%	-12.00%	-35.00%
Final Level	1594.22	1567.76	1190.70	1058.40
Index Return	20.50%	18.50%	-10.00%	-20.00%
Upside Barrier	23.50%	23.50%	23.50%	23.50%
Downside Barrier	-15.00%	-15.00%	-15.00%	-15.00%
M-Note Return	20.50%	0.00%	10.00%	0.00%
Payment at Maturity	$1205.00	$1,000.00	$1,100.00	$1,000.00
Annualized Return	12.30%	0.00%	6.00%	0.00%



Selected Risk Factors

- **MARKET RISK** — The return on the Notes at maturity is linked to the performance of the Index and will depend on whether the Index closing level ever exceeds the Upper Index Barrier or falls below the Lower Index Barrier on any trading day during the Observation Period and the magnitude of the Absolute Index Return.

- **THE NOTES MAY NOT PAY MORE THAN THE PRINCIPAL AMOUNT** — You may receive a lower payment at maturity than you would have received if you had invested in the Index, the component stocks underlying the Index or contracts related to the Index. If the Index closing level exceeds the Upper Index Barrier or falls below the Lower Index Barrier on any single day during the Observation Period, the return on the Notes will be zero, and you will receive only your principal amount at maturity.

- **THE UPSIDE BARRIER AND DOWNSIDE BARRIER FEATURES WILL LIMIT YOUR RETURN ON THE NOTES AND MAY AFFECT YOUR PAYMENT AT MATURITY** — Your investment in the Notes may not perform as well as an investment in a security with a return based solely on the performance of the Index.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the component stocks underlying the Index would have.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this product snapshot is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent's commission and the cost of hedging our obligations under the Notes through one or more of our affiliates.

- **LACK OF LIQUIDITY** — The Notes will not be listed on any securities exchange and will likely have limited liquidity.

- **WE AND OUR AFFILIATES AND AGENTS MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVEL OF THE INDEX TO WHICH THE NOTES ARE LINKED OR THE MARKET VALUE OF THE NOTES**

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the Index on any day, the value of the Notes will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other.

See "Selected Risk Considerations" in the accompanying term sheet and "Risk Factors" in the accompanying product supplement.

Tax Treatment

- The notes should be treated as contingent payment debt instruments for U.S. federal income tax purposes. For more detail, see "Selected Purchase Considerations — Treated as Contingent Payment Debt Instruments" in the accompanying term sheet.



Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this product snapshot relates. Before you invest, you should read the prospectus in that registration statement and the other documents, including term sheet No. 356C, relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement C, term sheet No. 356C and this product snapshot if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. We will notify you in the event of any changes to the terms of the Notes, and you will be asked to accept such changes in connection with your purchase of any Notes. You may also choose to reject such changes, in which case we may reject your offer to purchase the Notes.

51437 (04/08)